ROYCE CAPITAL FUND
1414 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

                                                                   April 29, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Royce Capital Fund Inadvertently filed Post-Effective Amendment Accession Number: 0001006387-05-000003

Ladies and Gentlemen:

On behalf of Royce Capital Fund (the "Fund") and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of an inadvertently filed post-effective amendment to the Fund's registration statement.

The Fund's registration statement on Form N-1A was transmitted to and accepted by the Commission on April 27, 2005 inadvertently using the wrong EDGAR form type (i.e., "486BPOS" rather than "485BPOS"). The accession number for the filing is 0001006387-05-000003.

The Fund intends to refile its registration statement on Form N-1A with the Commission under the correct EDGAR form type later today.

Please call me with any questions at 212-508-4585.

Sincerely yours,

/s/ Dani Eng
Compliance Officer